SIBONEY CORPORATION



Great Software

FOR GREAT KIDS!

SIBONEY
CORPORATION

Table of Contents

Forward-Looking Statements

This annual report contains certain forward-looking statements that involve potential risks and uncertainties. Siboney Corporation's future results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include the impact of new technologies and possible changes in federal and state funding for education. You should not place undue reliance on these forward-looking statements, which are applicable only as of the date hereof. We have no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date hereof or to reflect the occurrence of unanticipated events.

Stockholder Information

Siboney Stock (SBON)

Siboney Corporation common stock is traded on the Over-The-Counter "Bulletin Board" maintained by NASDAQ. As of December 31, 2001, there were 16,744,024 shares issued and outstanding and approximately 11,000 stockholders of record, not including individuals holding shares in street name. The closing bid price of the Company's common stock was 48 cents per share on December 31, 2001.

The following table sets forth the high and low bid prices per share of common stock.

Market Price Of Common Stock

	2001		2000	
Quarter	**High**	**Low**	**High**	**Low**
First	$.52	$.40	$.74	$.21
Second	.69	.45	.59	.43
Third	.75	.60	.53	.37
Fourth	.57	.48	.54	.36

The foregoing market quotations reflect interdealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions. No cash dividends were paid on the Company's common stock in 2001 or 2000. The Company intends to continue its historical pattern of utilizing cash generated by operations to support future growth.

Shareholder Assistance

For information about stock transfers, address changes, account consolidation, registration changes and lost certificates:

Registrar and Transfer Company
Attn: Investor Relations
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948

Annual Meeting

The Siboney Corporation Annual Meeting will take place on May 16, 2002 at 11:00 a.m. at the Frontenac Hilton Hotel, 1335 S. Lindbergh Blvd., Saint Louis, Missouri 63131.

Corporate Information is continued on the outside back cover.

Financial Highlights

For Years Ended December 31,	2001	2000	Change
Revenues	**$8,280,373**	$5,401,070	53%
Income from Operations	**$1,137,935**	$1,114,330	2%
Net Income	**$1,238,388**	$1,317,530	(6%)
Earnings per Common Share	**$0.07**	$0.08	(14%)
Total Assets	**$5,436,247**	$3,427,112	59%
Stockholder Equity	**$3,735,243**	$2,486,223	50%
Number of Shares Outstanding	**16,744,024**	16,658,344	


$3.309
$5.401
$8.280
1999
2000
2001

Revenues
In Millions


$.543
$1.317
$1.238
1999
2000
2001

Net Income
In Millions


$1.150
$2.486
$3.735
1999
2000
2001

Stockholder Equity
In Millions


$.21
$.36
$.48
1999
2000
2001

Stock Price as of 12/31
In Cents

Letter to Our Stockholders

"Children should be tested on basic reading and math skills every year, between grades three and eight."

–George W. Bush

My fellow stockholders;

2001 represented another successful year for Siboney Corporation. Revenues grew 53%, increasing from $5.4 million to $8.3 million. Our net income decreased slightly from $1.3 million in 2000 to $1.2 million in 2001. While the slowdown in growth of net income may seem disappointing, we anticipated such a pause as a result of our continuing to invest in our school software products through acquisitions and internal development.

In January 2001, Siboney Learning Group acquired the Educational Activities Software line, a well established and respected product that targets older learners with a wide variety of content, focusing on literacy, writing, English as a Second Language and workplace readiness. This acquisition gives Siboney Learning Group a foothold in the fast growing adult education market. Through our proven multi-channeled marketing program, we were able to increase Educational Activities' sales 40% in 2001 over their previous year.

In mid year 2001, Siboney Learning Group acquired The Denali Project, based in Lansing, Michigan. Denali had minimal revenues when acquired and throughout 2001, as this product was still in development. In the last half of 2001, Siboney Learning Group incurred substantial development expense to get the original Denali product, which we have renamed Journey, ready for distribution. We expect Journey to become another successful comprehensive educational software series to be sold through our established sales channels.

Also in 2001, major development costs were incurred to produce internally developed new products. One such product, Orchard For Your State, correlates the assessment feature in our Orchard software directly to individual state standards. As an example, Orchard for Texas is a Texas-specific version of Orchard that will help all students in Texas master statewide objectives and thus perform better on mandated state testing. The recent passage of the National Education Bill (No Child Left Behind) reinforces the need for Orchard For Your State, as the bill will require annual testing in all states for students in grades three through eight.

The two acquisitions made in 2001, coupled with the internal development of new products, required substantial funding by Siboney Corporation. While a good deal of this funding was generated by cash on hand, the balance required interest-bearing financing. At the same time, increased amortization as a result of the acquisitions and previous internal software development, also contributed to the reduction in net income for the year.

While the year 2001 presented positive revenue growth, circumstances beyond our control negatively impacted additional sales increases. Most tragically, the events of September 11th had an effect on every American and were, understandably, an immeasurable distraction to purchasers of our product in the fall buying season. We believe that event, coupled with the slowdown in the economy and thus the uncertainty of tax dollars available for educational funding, had a limiting effect on sales.

Looking ahead, it will be a challenge to match the high level of percentage growth in revenues that we achieved in the five years through 2001 given the uncertainty of the economy, but we believe that our new products will enable us to increase revenues for the year. At the same time, however, sales of our older products are expected to continue to decline as they are replaced by current, more comprehensive products. Profitability will again be impacted by acquisition and development costs, but we have set goals that we believe will provide a respectable return. We know we must continue to develop new products to insure our future growth and we must be willing to continue to make that investment.

Once again, we salute our great team for their dedication and hard work throughout the year. We are proud to share with them the recognition we recently received as one of the fastest growing technology companies in our metropolitan area. We look forward to the balance of 2002 and to reporting another successful year at this time next year.

Timothy J. Tegeler

Timothy J. Tegeler
Chairman and C.E.O.

About the Company

Siboney Corporation is engaged through its subsidiary, Siboney Learning Group, Inc., in the publishing of educational software primarily for schools. The Company has 54 full-time employees, two of whom are employed by the parent corporation. These employees are evenly divided between sales, marketing, product development, customer service and product fulfillment.

Siboney has served the educational market for more than 35 years, originally through its GAMCO Educational Software division. Since 1986, the Company's main business has been publishing educational software for use in reading, language arts, math, science and English as a Second Language for students and teachers in grades kindergarten through adult. The Company is best known for its software which motivates students to master key skills correlated to state and national objectives and which keeps track of student progress for teachers to review.

In the past four years, the Company has enjoyed rapid growth as its Orchard Teacher's Choice Software product has become a major competitor in the growing market for comprehensive learning systems. Orchard has found a growing niche between single titles and expensive integrated learning systems due to its comprehensive content, effective assessment and management and value-driven pricing.

The Company has built a multi-tiered sales network that allows it to deliver high quality products to teachers, educational specialists, school administrators, schools and school districts at different price points. The Company's products range from basic skills-focused direct instructional programs for reluctant learners to more sophisticated problem-solving programs for more advanced learners. Designed by educators for educators, the Company's products focus on time-on-task learning with just enough built-in motivation to encourage learners of all ability levels to come back for more learning.

In July 2000, the Company acquired the publishing assets of Teacher Support Software and its award-winning language arts software and teacher tools. In January 2001, the Company acquired the software publishing division of Educational Activities which has allowed the Company to expand into the adult and alternative education markets.

In May 2001 the company acquired The Denali Project, a developer of a comprehensive and sequenced math and reading software product. The Company has upgraded this product, now called Journey, which will be sold as a complement to Orchard.

The Company remains focused on delivering effective solutions for its 40,000 school customers and 100,000 school prospects through new product development and through upgrading its existing assessment and management systems. For example, Orchard For Your State offers state specific assessment designed to meet the new federal mandate for accountability in all schools.

The Company also has interests in natural resource properties through several subsidiaries. Siboney Coal Company, Inc. owns interests in approximately 1,425 acres of coal properties in Johnson and Martin counties in Kentucky. The property is leased to a mining company for an annual payment of $30,000 plus royalties per ton of coal mined. Future revenues from coal mining operations are dependent on mining operations of the lessee and at certain times have been discontinued.

The Company is best known for its software which motivates students to master key skills correlated to state and national objectives...

SIBONEY LEARNING GROUP

Our Five Complementary Product Lines

PRODUCT LINE	DESCRIPTION/SALES CHANNELS
GAMCO Educational Software (started in 1968)	• Over 100 motivating K-12 titles in reading, language arts, math and science • Sold through national catalog dealers, Inside Sales reps and direct catalogs
ORCHARD Teacher's Choice Software (started in 1997)	• Motivating and comprehensive K-12 software solutions correlated to major state tests with management and assessment • Sold by professional sales organizations and direct outside sales reps
TSS Teacher Support Software (acquired in 2000)	• Focused language arts content and tools for teachers to improve productivity • Sold through GAMCO and Orchard sales channels
EA Educational Activities Software (acquired in 2001)	• Remedial software for the middle school to adult learner plus assessment tools for teachers • Sold through independent reps to adult educators as well as GAMCO and Orchard sales channels
JOURNEY Guided Educational Software (acquired in 2001)	• Over 900 structured, sequenced and adaptive lessons in math and reading • Sold by same professional sales organizations and direct sales reps that currently sell Orchard

Siboney Learning Group offers five different product lines to its school customers. Very few companies offer this kind of strategic approach to reaching all segments at all price points in the instructional software market.

TARGET CUSTOMER/BUDGET SOURCES	BEST SELLERS	
• Classroom teachers • Curriculum specialists in a school • Media specialists • Budget Sources = teachers' personal funds, classroom funds, general school funds	 Touchdown Math	 Phonics Mastery
• School principals • Curriculum and technology coordinators • District coordinators • Budget Sources = special grants, district technology funds, federal Title 1 funds	 Guided Reading	 Math Concepts
• Classroom teachers • Special education teachers • Reading specialists • Budget Sources = special education funds, special grants, general school funds	 Worksheet Magic Plus	 Word Works Vocabulary Series
• Grades 6-14 developmental specialists • Adult education centers • Correctional facilities • Budget Sources = compensatory, adult and vocational education funds, workplace readiness and job training funds	 Learning Styles Inventory	 Dilemma In The Workplace
• School principals • Curriculum and technology coordinators • District coordinators • Budget Sources = special grants, district technology funds, federal Title 1 funds	 Log in to your Journey	 A lesson in Math

America's Critical Need: Increased Accountability in Schools

"Last year, in an effort to improve our FCAT scores, we purchased several clusters of Orchard math software. Our percent of students scoring level 3 or above increased from 44% during the 98-99 school year to 87% during the 99-00 school year and we went from a C rating to an A."

–Principal
Madison Street School K-5
Ocala, Florida

The Need for Accountability

Many students in America are not receiving adequate instruction and are therefore not prepared to be productive workers and citizens in the future. When compared to students in other countries, American students appear to be behind in their knowledge of core information. Numerous attempts to improve student performance in our country have been haphazard and generally unsuccessful. Because America's people have always been its greatest resource, there is a growing national concern that all of our nation's schools must be held more accountable to improve student performance.


Singapore
Korea
France
USA
Chile



America Reacts

Upon taking office in January 2001, President George W. Bush announced that a major bipartisan educational reform act would be "the cornerstone of my Administration". President Bush's major concern was that too many of America's neediest children were being left behind and doomed to a life of failure if all schools did not measure up to higher standards of accountability.

The No Child Left Behind Act

In January 2002, President Bush signed the No Child Left Behind Act which focuses on improving the performance of America's elementary and secondary schools while making sure that no child is trapped in a school that under performs. One of the major provisions of this Act is that all students in grades 3-8 in all states will be tested annually against state-specific standards in reading and math. Schools that fail to demonstrate adequate progress toward statewide proficiency goals will be subject to improvement measures, corrective action and restructuring designed to get them back on course.

Siboney Learning Group's Response

For the past several years, Siboney Learning Group has been upgrading its flagship Orchard Teacher's Choice Software product line. Orchard offers assessment that diagnoses student weaknesses followed by individualized instruction designed to remediate these weaknesses. During the past year, Siboney Learning Group has been revising Orchard's assessment to correlate it directly to state-specific standards as specified in the No Child Left Behind Act. This new version of Orchard is called Orchard For Your State. We believe that Orchard For Your State will help schools meet accountability criteria set forth in the No Child Left Behind Act.



Siboney's Timely Reponse: Orchard For Your State

State-specific Assessment

With Orchard For Your State, students can enter Orchard by taking a special pretest based upon state-specific standards that assesses what they know and do not know. For example, a fourth grade student in Texas using Orchard for Texas would take a fourth grade reading or math pretest in the fall based upon content responding to standards set by the state of Texas. This Texas-specific assessment helps the student's teacher understand where the student's weaknesses are and allows the teacher to use the computer to shore up problem areas in advance of the high stakes state test taken in the spring.

Targeted Instruction

Based upon pretest results, the student then works through a wide variety of individualized and motivating content in Orchard designed to help students master problem areas. Orchard's instructional content includes a strong balance of basic skills as well as new concepts with comprehensive coverage of almost all grade-specific content students will face on their state tests. Orchard's flexibility allows teachers to use our software on a regular basis or more supplementally.

Measuring Student Gains

Orchard's universal management system records student progress across all Orchard content for teachers to review by student or by class. Teachers can have students take state-specific Orchard For Your State post-tests before the actual high stakes state tests to measure student gain and to identify any remaining problem areas.

The Bottom Line

We believe that Orchard For Your State is a timely response to the federally mandated need for state-specific assessment for all students. We believe that schools will view Orchard For Your State as a cost-effective and successful way to meet higher standards of accountability so that, indeed, no child is left behind.

State-specific assessment


John ate 1/2 of a 10 inch pizza. Stuart ate 2/3 of a 6 inch pizza. How much did they eat together?
A. 1 1/6 of a 6 inch pizza
B. 1 1/6 of a 10 inch pizza
C. Since the pizzas are different sizes the fractions cannot be combined.
D. 3/4 of a 6 inch pizza
1 of 20
OK

Targeted Instruction


Introducing Fractions 2
Slice the pizza to explore fractions.
Pieces remaining.
Pieces eaten.
5/8
3/8
5 out of 8 pieces remain.
New Pizza
3 out of 8 pieces have been eaten.
Replay
Exit

Measuring Student Gains



Orchard Update Report

Class: Mrs. Gomez 4th Grade Math Date: 05/28/00

To the Parent(s) or Guardian(s) of Enrique Salvador:

Enrique has been using Orchard Teacher's Choice Software to supplement and enhance classroom instruction.

From 01/15/00 to 05/28/00, Enrique has taken the following Orchard Assessment Tests:

Math 4 - Posttest	05/28/00	26/30, 87%
Math 4 - Pretest	01/15/00	20/30, 67%

During this time, Enrique was assigned customized Orchard programs. Enrique has recorded progress data through this period for a total of 36 hours, 24 minutes, and 13 seconds.

Enrique test score for Math 4 improved by 20%.

Regards,

West Miami School

"As we move into the fourth quarter of the school year and approach the Standards of Learning tests, I continue to hear nothing but positive reactions from teachers using Orchard software."

–Language Arts Curriculum Specialist

Fairfax County Public Schools

Fairfax, VA

Management Discussion & Analysis

Results Of Operations: 2001 In Comparison With 2000

The Company's consolidated revenues increased 53% to $8.3 million in 2001 compared to 2000. Despite funding shortages faced by many schools due to the slowdown in the U.S. economy, sales of the Company's educational software grew 57%, with sales of existing products growing 28% and acquisitions accounting for the balance of the year-over-year increase.

Sales of the Company's Orchard Teacher's Choice Software increased 82% in 2001. The Company believes that Orchard's market success has been attributable to its comprehensive offering of 140 titles and curriculum bundles which combine state-correlated assessment with targeted and effective instruction, delivered at costs which compare favorably to other integrated learning systems. Sales during 2001 were positively affected by reorders from current Orchard users, which accounted for a substantial portion of orders received in 2001, and by demand from new customers seeking to use computer technology more effectively to remediate problems with under-achieving students. Increased sales of curriculum bundles with assessment programs sold to schools and school districts resulted in an increase in the average net order size from approximately $6,000 in 2000 to almost $10,000 in 2001.

Sales of Educational Activities Software, acquired in January 2001, generated sales of $1,202,682 in 2001. This product benefitted from customer demand for software which focuses on literacy, writing, English as a Second Language and workplace readiness, targeting age-appropriate remedial instruction in basic skills for older learners. The additional sales channels accessed by the Company for the EAS products led to an increase of more than 40% in sales of Educational Activities Software compared to its pre-acquisition sales levels.

As a result of the increased emphasis in the marketplace on more comprehensive integrated learning systems, such as Orchard, sales of the Company's less expensive single title products, GAMCO and Teacher Support Software, declined 25%. This reflected an industry-wide trend which has continued from 2000. Given this trend, the Company has elected to concentrate its sales, marketing and development resources on its comprehensive solutions.

The Denali Project, acquired in May 2001, did not contribute meaningful sales in the recently completed year. During the year its structured and sequenced math and reading program, now known as Journey, was completed. The Company expects that Journey will contribute significant future sales as a complementary product to Orchard Teacher's Choice Software.

Revenues from the Company's coal properties in 2001 were $187,000 compared to $240,000 in 2000. The decrease was due to reduced mining activity on the Company's property.

Cost of products sold increased from $896,000 in 2000 to $1.5 million in 2001. This increase reflected greater royalty expenses from sales of licensed products and increased amortization of development expenses. As a result, gross margin decreased from 83% in 2000 to 82% in 2001.

Selling, general and administrative expenses increased to $5.7 million in 2001 from $3.4 million in 2000. As a percentage of sales, SG&A expenses increased to 68% in 2001 from 63% in 2000. These increases were due primarily to increased compensation expense and amortization of acquisition-related costs. Company head count increased to 54 people at the end of 2001 from 37 a year earlier. Increased staffing in the Company's research and development department was due principally to the addition of the six-person Lansing, Michigan-based Denali Project operations in May 2001. The Company also increased staffing in its technical support and customer service operations due to the expanded installed base of customers and the increase in the number of products the Company sells and supports. Acquisition-related amortization increased by $283,000 to $343,000 in 2001, reflecting additional goodwill and non-compete costs incurred in acquisitions occurring since July 2000.

Income from operations increased slightly in 2001, which represented a decline as a percentage of revenues to 13.7% from 20.6% in the prior year, primarily as a result of a 223% increase in depreciation and amortization expenses to $680,000 from $211,000 in the prior year. This increase primarily reflected the amortization of the significant investment made by the Company in software development and acquisitions and introduction of new products during the last several years. In addition, the Company incurred approximately $240,000 of additional expensed development costs for the Denali Project Journey Software subsequent to the Denali acquisition in May 2001.

Interest expense in 2001 increased to $96,000 from $12,000 in 2000 as a result of purchase money notes and bank borrowings incurred to fund the three acquisitions.

As a result of the foregoing, the Company's earnings before interest, depreciation, amortization and tax expenses increased 43%, from $1.4 million to $1.9 million, while net income of $1.2 million, or $0.07 per share, in 2001 decreased slightly from $1.3 million, also $0.07 per share, in 2000.

2000 In Comparison With 1999

In 2000, the Company had a year which it considered successful and profitable, due primarily to a 57% increase in sales of educational software by Siboney Learning Group. The Company's multiple-channel sales network and product development and upgrading and licensing and acquisition strategies have allowed it to continue to increase its market share in the market for instructional software for schools. Total consolidated revenues increased 63%, or $2.1 million, from $3.3 million in 1999 to $5.4 million in 2000.

Sales of Orchard Teacher's Choice Software were primarily responsible for this growth in sales. In its fourth year of sales, sales of Orchard increased 140%, the fourth straight year that sales of Orchard software have more than doubled. Orchard has become a major competitor in the market for Integrated Learning Systems as a result of its motivational and comprehensive content, offering of 140 titles and curriculum bundles which continue to grow, correlations to national and state-specific curricula and tests which are increasing in importance as more students are required to take and pass high stakes tests, new assessment options which identify problem areas for students and generate a student-specific assignment and value-oriented pricing which allows Orchard to deliver substantial content at a fraction of the price of many of its larger competitors. The Company hired three regional sales managers and two direct sales representatives in 2000 to sell Orchard along with a highly trained and motivated network of approximately 40 professional dealer sales organizations with outside sales people who sell Orchard in territories across the country. Orchard has become an increasingly important and core product line for many of these dealers.

Approximately 50% of Orchard sales are generated by satisfied customers who initially purchase a minimal number of Orchard programs or evaluate larger curriculum bundles. Based upon Orchard's success with their students and its impact on improving students' scores on standardized tests, schools using Orchard are more likely to place larger reorders for their schools or recommend that the school district purchase appropriate Orchard programs or bundles. In 2000, the Company received six orders for more than $100,000 each from school districts that have benefitted from using Orchard software in their schools. In 2000, Orchard increased its average net order size from approximately $2,500 to over $6,000 as many schools moved from purchasing individual programs to purchasing more expensive curriculum bundles with pre- and post-test assessment.

During 2000, the Company began developing state-specific versions of Orchard which will be directly correlated to the state tests that are becoming increasingly important in almost every state. These state-specific versions will allow Orchard to identify specific problems that students will encounter in taking their state's test and then provide remedial instruction so that problem areas are mastered.

Sales of the GAMCO software decreased slightly in 2000 compared to 1999 as the Company focused more on sales of its Orchard product. The July 2000 acquisition of the software assets of Teacher Support Software, Inc. contributed approximately $216,000 additional revenue as TSS software was sold through the Company's Orchard and non-Orchard sales channels.

Revenues from the Company's coal properties increased to approximately $240,000 in 2000 compared to approximately $30,000 in 1999 as a result of the resumption of coal mining on its properties.

Cost of sales increased $419,343 from $476,237 in 1999 to $895,580 in 2000. Gross profit decreased from 85.6% in 1999 to 83.4% in 2000. Higher royalty expenses from sales of licensed products plus an increase in amortized expenses for product development led to this decrease.

Selling, general and administrative expenses increased by $873,563 or 34.7% from $2.5 million in 1999 to $3.4 million in 2000 due primarily to an increase in salaries and compensation-related expenses. The Company increased staffing in its sales department to manage and continue the growth of its Orchard product by hiring three regional sales managers and two full-time sales representatives to complement its dealer network. The Company hired additional people in its product development group to develop new software titles and to upgrade its existing titles. The Company also increased its marketing and product support staff to market and support its growing number of products.

The Company's income from operations for 2000 was $1,114,330, compared to income from operations of $315,187 in 1999, due primarily to the improved sales results discussed above.

Liquidity And Capital Resources

The Company has financed its business primarily with cash generated from operating activities, accessing its bank revolving line of credit and purchase money financing provided by the sellers of companies acquired. The line of credit agreement, which matures in November 2002, provides for maximum borrowings of $1.0 million and is secured by the Company's accounts receivable, equipment and inventory. The loan agreement requires the Company to maintain a net worth of at least $2.5 million. As of December 31, 2001, the Company reported a net worth of $3.7 million. As of that date, there were no borrowings outstanding under the Company's line of credit.

The Company expects that cash generated from operations, supplemented by cash on hand and its line of credit, will provide adequate liquidity to fund the Company's operations over the next year. However, the Company may be required to access additional sources of funding if it pursues significant future acquisitions or there are unanticipated adverse developments in its operations.

Impact Of Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 141, "*Business Combinations*" ("SFAS 141") and Statement of Financial Accounting Standard No. 142, "*Goodwill and Other Intangible Assets*" ("SFAS 142"). SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles will be evaluated against these new criteria and may result in certain intangibles being included in goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under a non-amortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. The provisions of each statement were adopted by the Company on January 1, 2002. The Company expects the adoption of these standards will have the impact of eliminating the Company's amortization of goodwill commencing January 1, 2002. However, impairment reviews may result in future periodic write-downs.

Report of Independent Certified Public Accountants

230 South Bemiston Avenue
Saint Louis, Missouri 63105
Telephone: 314-727-8150
Facsimile: 314-727-9195

Stockholders and Board of Directors
Siboney Corporation
St. Louis, Missouri

We have audited the accompanying consolidated balance sheet of Siboney Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the consolidated financial statement schedule listed in Item 14(a)(2). These consolidated financial statements and consolidated financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and consolidated financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Siboney Corporation and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America, and the supporting schedule presents fairly the information required to be set forth therein.

Rubin, Brown, Gornstein & Co. LLP

RUBIN, BROWN, GORNSTEIN & CO. LLP

St. Louis, Missouri
February 8, 2002

Selected Financial Information

The following selected financial data should be read in conjunction with our consolidated financial statements and related notes, *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* and other financial information appearing elsewhere in this report. The Statement of Operations data set forth below for each of the years in the three-year period ended December 31, 2001 and the Balance Sheet data as of December 31, 2001 and 2000 are derived from, and qualified by reference to, our financial statements appearing elsewhere in this report. The Statement of Operations data for the years ended December 1998 and 1997 and the Balance Sheet data as of December 31, 1999, 1998 and 1997 are derived from audited financial statements not included herein.

	Years Ended December 31,				
	2001	2000	1999	1998	1997
Revenues	**$ 8,280,373**	$ 5,401,070	$ 3,309,021	$ 2,406,759	$ 1,957,088
Income (loss) from operations	**$ 1,137,935**	$ 1,114,330	$ 315,187	$ (129,222)	$ (590,816)
Net income (loss)	**$ 1,238,388**	$ 1,317,530	$ 543,783	$ (124,749)	$ (571,688)
Earnings (loss) per common share – basic	**$ 0.07**	$ 0.08	$ 0.03	$ (0.01)	$ (0.04)
Weighted average number of common shares outstanding – basic	**16,697,872**	16,571,822	16,522,821	16,518,344	16,249,565
Earnings (loss) per common share – diluted [Note (a)]	**$ 0.07**	$ 0.07	$ 0.03	$ (0.01)	$ (0.04)
Weighted average number of common shares outstanding – diluted	**17,455,045**	17,267,570	16,839,689	16,518,344	16,249,565
Total assets – (at year-end)	**$ 5,436,247**	$ 3,427,112	$ 1,601,114	$ 881,230	$ 938,994
Long-term debt (at year-end)	**$ 511,510**	$ 210,298	$ 34,266	$ 28,437	$ —
Total debt (at year-end)	**$ 912,971**	$ 307,734	$ 56,559	$ 40,265	$ —
Stockholder equity (at year-end)	**$ 3,735,243**	$ 2,486,223	$ 1,150,364	$ 606,878	$ 750,627

Notes:

(a) For 1997 and 1998, options on shares of common stock were not included in computing diluted earnings per share because their effect was antidilutive.

(b) The Company paid no cash dividends during the five years in the period ended December 31, 2001.

Consolidated Statement of Financial Position

Assets	December 31, 2001	2000
Current Assets		
Cash	$ 378,234	$ 626,554
Investment	—	4,500
Accounts receivable (Notes 3 and 7)	1,342,262	699,866
Inventories (Notes 4 and 7)	285,777	224,680
Prepaid expenses	159,159	67,381
Deferred tax asset (Note 10)	480,000	484,000
Total Current Assets	2,645,432	2,106,981
Property And Equipment (Notes 5, 7 And 8)	324,581	271,503
Other Assets (Note 6)	2,466,234	1,048,628
	$ 5,436,247	$ 3,427,112

Liabilities And Stockholders' Equity	2001	2000
Current Liabilities		
Current portion of long-term debt (Note 7)	$ 391,572	$ 74,783
Current portion of capitalized lease obligation (Note 8)	9,889	22,653
Accounts payable	221,921	129,978
Accrued expenses	493,912	344,177
Total Current Liabilities	1,117,294	571,591
Long-Term Liabilities		
Long-term debt (Note 7)	509,786	198,685
Capitalized lease obligation (Note 8)	1,724	11,613
Deferred tax liability (Note 10)	72,200	159,000
Total Long-Term Liabilities	583,710	369,298
Commitments and Contingencies (Notes 14 And 15)	—	—
Stockholders' Equity		
Common stock:		
Authorized 20,000,000 shares at $0.10 par value; issued and outstanding 16,744,024 in 2001 and 16,658,344 in 2000	1,674,403	1,665,835
Additional paid-in capital	14,896	8,332
Unrealized holding gain on investment	—	4,500
Retained earnings	2,045,944	807,556
Total Stockholders' Equity	3,735,243	2,486,223
	$ 5,436,247	$ 3,427,112

See the accompanying notes to consolidated financial statements.

Consolidated Statement of Operations

	For The Years Ended December 31,		
	2001	2000	1999
Revenues	**$ 8,280,373**	$ 5,401,070	$ 3,309,021
Cost Of Product Sales	**1,479,635**	895,580	476,237
Selling, General And Administrative Expenses	**5,662,803**	3,391,160	2,517,597
Income From Operations	**1,137,935**	1,114,330	315,187
Other Income			
Interest income	**9,130**	11,143	5,613
Gain on sale and disposition of assets	**6,000**	—	86,758
Miscellaneous	**2,523**	3,057	225
Total Other Income	**17,653**	14,200	92,596
Net Income Before Credit For Income Taxes	**1,155,588**	1,128,530	407,783
Credit For Income Taxes (Note 10)	**82,800**	189,000	136,000
Net Income	**$ 1,238,388**	$ 1,317,530	$ 543,783
Earnings Per Common Share – Basic	**$ 0.07**	$ 0.08	$ 0.03
Earnings Per Common Share – Diluted	**$ 0.07**	$ 0.07	$ 0.03
Weighted Average Number Of Common Shares Outstanding – Basic	**16,697,872**	16,571,822	16,522,821
Weighted Average Number Of Common Shares Outstanding – Diluted	**17,455,045**	17,267,570	16,839,689

See the accompanying notes to consolidated financial statements.

Consolidated Statement of Stockholders' Equity

For The Years Ended December 31, 2001, 2000 And 1999

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Unrealized Holding Gain	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance - January 1, 1999	16,518,344	$ 1,651,835	$ 300	$ 8,500	$ (1,053,757)	$ 606,878
Issuance of Common Stock	11,500	1,150	553	—	—	1,703
Net Income	—	—	—	—	543,783	543,783
Net Depreciation on Investment	—	—	—	(2,000)	—	(2,000)
Balance - December 31, 1999	16,529,844	1,652,985	853	6,500	(509,974)	1,150,364
Issuance of Common Stock	128,500	12,850	7,479	—	—	20,329
Net Income	—	—	—	—	1,317,530	1,317,530
Net Depreciation on Investment	—	—	—	(2,000)	—	(2,000)
Balance - December 31, 2000	16,658,344	1,665,835	8,332	4,500	807,556	2,486,223
Issuance of Common Stock	85,680	8,568	6,564	—	—	15,132
Net Income	—	—	—	—	1,238,388	1,238,388
Net Appreciation on Investment	—	—	—	1,500	—	1,500
Sales Of Investment	—	—	—	(6,000)	—	(6,000)
Balance - December 31, 2001	16,744,024	$ 1,674,403	$ 14,896	$ —	$ 2,045,944	$ 3,735,243

Consolidated Statement of Cash Flows

	For The Years Ended December 31,		
	2001	2000	1999
Cash Flows From Operating Activities			
Net income	**$1,238,388**	$1,317,530	$ 543,783
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation	**141,179**	96,118	64,839
Amortization	**538,947**	114,456	5,820
Deferred income taxes	**(82,800)**	(189,000)	(136,000)
Gain on sales and disposition of assets	**(6,000)**	—	(86,758)
Change in assets and liabilities:			
Increase in accounts receivable	**(642,396)**	(347,649)	(78,013)
Increase in inventories	**(61,097)**	(35,672)	(1,463)
(Increase) decrease in prepaid expenses	**(91,778)**	(8,135)	18,528
(Increase) decrease in deposits	**22,365**	(26,488)	—
Increase in accounts payable and accrued expenses	**241,678**	159,364	80,704
Net Cash Provided By Operating Activities	**1,298,486**	1,080,524	411,440
Cash Flows From Investing Activities			
Payments for equipment	**(194,257)**	(174,685)	(93,156)
Proceeds from sale of assets, net of related selling expenses	**6,000**	—	156,339
Payments for software development costs	**(539,360)**	(290,513)	(208,271)
Payments for assets of unrelated entities	**(1,137,520)**	(352,620)	—
Net Cash Used In Investing Activities	**(1,865,137)**	(817,818)	(145,088)
Cash Flows From Financing Activities			
Proceeds from issuance of common stock	**15,132**	20,329	1,703
Principal payments on capital lease obligations	**(22,653)**	(22,293)	(19,086)
Proceeds from long-term debt	**725,000**	—	—
Principal payments on long-term debt	**(399,148)**	(17,544)	—
Net Cash Provided By (Used In) Financing Activities	**318,331**	(19,508)	(17,383)
Net Increase (Decrease) In Cash	**(248,320)**	243,198	248,969
Cash - Beginning Of Year	**626,554**	383,356	134,387
Cash - End Of Year	**$ 378,234**	$ 626,554	$ 383,356
Supplemental Disclosure Of Cash Flow Information (Note 11):			
Interest paid	**$ 87,371**	$ 12,489	$ 9,360

See the accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2001, 2000 And 1999

1. Summary of Significant Accounting Policies

Principles Of Consolidation

The accompanying consolidated financial statements include the accounts of Siboney Corporation and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

Estimates And Assumptions

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

Fair Value Of Financial Instruments

The carrying amounts of financial instruments including cash, accounts receivable and accounts payable approximate fair value due to the relatively short maturity of these instruments. The fair value of investments is estimated based on quoted market price. The carrying value of the long-term debt, including the current portion, approximates fair value based on the incremental borrowing rates currently available to the Company for financing with similar terms and maturities.

Allowance For Doubtful Accounts

The Company provides an allowance for doubtful accounts equal to the estimated collection losses that will be incurred in the collection of all receivables. The estimated losses are based on historical experience coupled with a review of the current status of the existing receivables.

Inventories

Raw materials inventory is valued at the lower of cost (first-in, first-out method) or market. Finished goods inventory is valued at the lower of cost or market of raw materials and an allowance for overhead not in excess of market.

Property And Equipment

Property and equipment are carried at cost, less accumulated depreciation computed using principally the straight-line method. Assets are depreciated over periods ranging from three to thirty-nine years.

When assets are retired or otherwise disposed of, the cost of the assets and the related accumulated depreciation are removed from the respective accounts and any gain or loss realized from disposition is reflected in operations.

Advertising

The Company expenses the costs of advertising as incurred except for direct response advertising, which is capitalized and amortized over its expected period of future benefits. Direct response advertising consists primarily of catalog advertising to which sales orders are directly attributed. The capitalized cost of the advertising is amortized over a 12-month period following the issuance of the catalog. At December 31, 2001 and 2000, $99,094 and $65,566, respectively, of advertising costs were capitalized. Advertising expense amounted to $604,586 in 2001, $447,133 in 2000 and $370,334 in 1999.

Revenue Recognition

Revenue from sales of educational software products is generally recognized upon product shipment, provided that no significant vendor obligations remain and collection of the resulting receivable is deemed probable. The Company maintains an "on approval" policy for most products, under which goods shipped subject to customer approval are not billed upon delivery and can be returned within 45 days. Invoices are sent after 45 days if the goods are not returned. The Company also maintains a general "satisfaction guaranteed" policy under which non-Orchard products may be returned within 12 months and Orchard products within 90 days from the date of sale if the customer is dissatisfied. All conditions for revenue recognition are met at the time of sale as defined in Statement of Financial Accounting Standards No. 48 *"Revenue Recognition When Right of Return Exists."* The Company does not experience significant product returns and, therefore, Company management is of the opinion that no allowance for sales returns is necessary.

Software Development Costs

Software development costs are capitalized at the point the Company determines that it is technologically feasible to produce the software title. Such costs are amortized on a modified declining balance method over a period of four years.

Warranty Costs

The Company provides warranties on sales of educational products and all significant warranty costs are charged to operations when the costs are probable and estimatable. Company management is of the opinion that no allowance for warranty costs is necessary.

Stock Based Compensation

The Company adopted Statement of Financial Accounting Standards No. 123, *"Accounting for Stock Based Compensation"* ("SFAS 123") in 1997. As permitted by SFAS 123, the Company continues to measure compensation expense for its stock-based employee compensation plans using the intrinsic method prescribed by APB Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and has provided in Note 12 pro forma disclosures of the effect on net income and earnings per share as if the fair value-based method prescribed by SFAS 123 had been applied in measuring compensation expense.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, if any, plus deferred taxes relating primarily to operating losses that are available to offset future taxable income and differences in the basis of accounting for software development costs.

Business Combinations
Statement of Financial Accounting Standards No. 141, "*Business Combinations*" ("SFAS 141"), issued in 2001, addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "*Business Combinations,*" and SFAS No. 38, "*Accounting for Preacquisition Contingencies of Purchased Enterprises.*" All business combinations in the scope of SFAS 141 are to be accounted for using the purchase method of accounting.

The provisions of SFAS 141 apply to all business combinations initiated after June 30, 2001. SFAS 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

Management believes that SFAS 141 will not have any impact on the Company's financial position or results of operations.

Goodwill And Other Intangible Assets
Statement of Financial Accounting Standards No. 142, "*Goodwill and Other Intangible Assets*" ("SFAS 142"), issued in 2001, addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "*Intangible Assets.*" It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements.

The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of SFAS 142 (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle.

The provisions of SFAS 142 will be adopted by the Company on January 1, 2002. The Company expects the adoption of this standard will have the impact of eliminating the amortization of goodwill commencing January 1, 2002. However, impairment reviews thereafter may result in future periodic write-downs (Note 6).

Accounting Reclassification
Certain 2000 amounts have been reclassified to conform with the financial statement presentation used in 2001.

2. Operations

The Company operates in only one segment.

The Company's operations consist of the publishing and distribution of educational software products through Siboney Learning Group, a wholly owned subsidiary. Sales are made through a network of independent distributors throughout the country as well as through its own catalogs and sales force.

The Company also holds interests in certain coal, oil and gas natural resources which are not considered to be material.

During 2001 and 2000, the Company acquired certain assets or stock of various unrelated entities. These acquisitions were accounted for on the purchase method with the results of operations included in the Company's consolidated statement of operations from the dates of acquisition through December 31, 2001.

On May 7, 2001, the Company acquired certain assets of an educational software company for an aggregate price of $595,051, including acquisition costs. The acquisition was financed through a cash payment of $540,000 at or near closing and a non-interest bearing note payable discounted at the Company's borrowing rate at the time of acquisition and payable in one installment of $50,000 due one year after the sale. The $540,000 cash payment was provided by funds on hand in addition to a term loan from the Company's bank for $400,000. The loan bears interest at 0.25% above the prime rate, with monthly principal payments of $8,025 plus interest and is due in May 2004. This note is secured by the Company's accounts receivable, inventory and equipment.

On January 1, 2001, the Company purchased the stock of an educational software company for $844,383, including acquisition costs. The acquisition was financed through a cash payment of $550,000 at closing and a non-interest bearing note payable discounted at the Company's borrowing rate at the time of acquisition and payable in 12 quarterly installments of $25,000. The $550,000 cash payment was provided by funds on hand in addition to a term loan from the Company's bank for $325,000. The loan bears interest at 0.25% above the prime rate, with monthly principal payments of $6,771 plus interest and is due in January 2005. This note is secured by the Company's accounts receivable, inventory and equipment.

On July 1, 2000, the Company acquired certain assets of an educational software company for an aggregate price of $643,632, including acquisition costs. The acquisition was financed through a cash payment of $310,000 and a non-interest bearing note payable discounted at the Company's borrowing rate at the time of acquisition and payable in 14 quarterly installments of $25,000 each. This note is secured by the Company's accounts receivable, inventory and equipment. The $310,000 cash payment was provided by funds on hand.

Notes to Consolidated Financial Statements

The total purchase price of the three acquisitions was allocated as follows:

	May 2001	January 2001	July 2000
Goodwill	$ 363,650	$ 445,536	$ 346,904
Software development costs	131,401	298,847	196,728
Covenants not to compete	100,000	100,000	100,000
	$ 595,051	$ 844,383	$ 643,632

See Note 17 for the pro forma effect of the acquisitions.

3. Accounts Receivable

Accounts receivable consist of:

	2001	2000
Accounts receivable	$ 1,394,112	$ 717,889
Less: Allowance for doubtful accounts	51,850	18,023
	$ 1,342,262	$ 699,866

Accounts receivable are pledged as collateral for notes payable (Note 7).

4. Inventories

Inventories are summarized as follows:

	2001	2000
Raw materials	$ 196,512	$ 163,473
Finished goods	89,265	61,207
	$ 285,777	$ 224,680

Inventories are pledged as collateral for notes payable (Note 7). Inventories are net of a reserve for obsolescence of $15,272 and $19,322 at December 31, 2001 and 2000, respectively.

5. Property and Equipment

Property and equipment consist of:

	2001	2000
Leasehold improvements	$ 54,703	$ 45,270
Office equipment, furniture and fixtures	577,264	443,354
Machinery and equipment	306,398	255,485
	938,365	744,109
Less: Accumulated depreciation	613,784	472,606
	$ 324,581	$ 271,503

Assets held under capital leases total $89,158 at December 31, 2001 and 2000. Accumulated depreciation related to these leased assets amounted to $77,301 and $55,011 at December 31, 2001 and 2000, respectively. Amortization expense of capital lease assets is included in depreciation expense.

Depreciation charged to operations amounted to $141,179 in 2001, $96,118 in 2000 and $64,839 in 1999.

Certain equipment is pledged as collateral for notes payable (Note 7).

6. Other Assets

Other assets, net of accumulated amortization, consist of:

	2001	2000
Software development costs	$ 1,408,532	$ 634,926
Goodwill	911,913	312,214
Covenants not to compete	141,666	75,000
Deposits	4,123	26,488
	$ 2,466,234	$ 1,048,628

Software development costs are capitalized at the point the Company determines that it is technologically feasible to produce the software title. Such costs are amortized on a modified declining balance method over a period of four years.

At December 31, 2001 and 2000, $539,360 and $290,513, respectively, of software development costs were capitalized. Through the acquisitions discussed in Note 2, the Company capitalized an additional $430,248 and $196,728 of software development costs in 2001 and 2000, respectively. Amortization of software development costs charged against earnings amounted to $196,002, $54,766 and $5,820 in 2001, 2000 and 1999, respectively. Software development costs not capitalized are expensed in the year incurred and totaled approximately $346,000, $342,000 and $286,000 in 2001, 2000 and 1999, respectively.

Goodwill represents the purchase price of the acquired companies' assets in excess of the fair value of those net assets at the date of acquisition and is being amortized on a straight-line basis over five years, which approximates the life of the acquired assets. Amortization of goodwill charged to operations amounted to $209,612 and $34,690 in 2001 and 2000, respectively (Note 1). There was no amortization of goodwill charged to operations in 1999.

Covenants not to compete are being amortized on a straight-line basis over two years, which is the life of the covenant agreements. Amortization of these covenants charged to operations amounted to $133,333 and $25,000 in 2001 and 2000, respectively. There was no amortization of these covenants charged to operations in 1999.

7. Notes Payable

Notes payable consist of the following:

	2001	2000
Notes payable - bank, secured by accounts receivable, inventory and fixed assets, payable in monthly installments of $8,025 and $6,771 plus interest at the bank's prime rate plus 0.25%, final payments due in May 2004 and January 2005 (Note 2)	**$ 477,492**	$ —
Notes payable - seller financed, unsecured, payable in quarterly installments of $25,000 including interest at the Company's implicit borrowing rate at the time of acquisition of 10.25%, final payments due in December 2003 and January 2004 (Note 2)	**377,462**	273,468
Note payable - seller financed, unsecured, payable in May 2002 including interest at the Company's implicit borrowing rate at the time of acquisition of 7.75% (Note 2)	**46,404**	—
	901,358	273,468
Less: Current maturities	**391,572**	74,783
	$ 509,786	$ 198,685

The Company has a $1,000,000 revolving line-of-credit agreement with a bank. The outstanding debt is due on demand, and if no demand is made, the outstanding debt is due on November 2, 2002. The agreement, secured by accounts receivable, inventory and equipment, requires monthly interest payments on the outstanding balance at the lender's prime rate. As of December 31, 2001 and 2000, no amounts were outstanding under the line-of-credit agreement. The revolving credit agreement with the bank requires the Company to maintain a minimum net worth of $2,500,000.

The weighted average interest rate was 8.39%, 9.96% and 8.74% for the years ended December 31, 2001, 2000 and 1999, respectively. Interest expense amounted to $96,186, $12,489 and $9,360 for the years ended December 2001, 2000 and 1999, respectively.

The carrying value of these notes payable approximates their fair value because the notes were discounted using the rates at which the Company could borrow funds with similar maturities.

The scheduled maturities of long-term debt at December 31, 2001 are as follows:

Year	Amount
2002	$ 391,572
2003	363,020
2004	139,706
2005	7,060
	$ 901,358

Notes to Consolidated Financial Statements

8. Capital Leases

During 1999, the Company entered into a computer equipment capital lease with a cost of $35,809. The lease provides for payments which are the equivalent of principal and interest at 7.8%, payable in monthly installments of $840, with final payment due in February 2003.

The future minimum annual lease payments under the capital leases are:

Year	Amount
2002	$ 10,440
2003	1,740
	12,180
Less: Amount representing interest	567
	$ 11,613

9. Deferred Compensation Plan

On January 1, 1994, the Company adopted a qualified, defined contribution profit sharing plan covering eligible full-time and part-time employees. The plan is qualified under Section 401(k) of the Internal Revenue Code, and allows employees to contribute on a tax deferred basis. The plan provides for matching contributions on a graduated scale, up to 3.5% of the employee's annual qualified wages. The plan also provides for nonelective or discretionary contributions by the Company in such amounts as the Board of Directors may annually determine. The Company's contribution to the 401(k) plan was approximately $67,000 in 2001, $63,000 in 2000 and $46,000 in 1999.

10. Income Taxes

The credit for income taxes consists of:

	2001	2000	1999
Federal and state income tax at statutory rates	$ 424,000	$ 342,000	$ 152,000
Utilization of net operating loss carryforwards	(424,000)	(342,000)	(152,000)
Increase in deferred tax asset	82,800	189,000	136,000
	$ 82,800	$ 189,000	$ 136,000

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities, as shown in the accompanying balance sheet, include the following components:

	2001	2000
Deferred Tax Assets		
Inventory obsolescence and uniform capitalization	$ 19,600	$ 21,000
Allowance for doubtful accounts	21,000	7,000
Goodwill amortization	96,500	19,000
Net operating loss carryovers	624,000	1,332,000
Depreciation	3,200	—
	764,300	1,379,000
Less: Valuation allowance for deferred tax assets	—	876,000
Total deferred tax assets	764,300	503,000
Deferred Tax Liabilities		
Depreciation	—	2,000
Capitalized software development amortization	356,500	176,000
Total deferred tax liabilities	356,500	178,000
Net deferred tax assets	$ 407,800	$ 325,000

Based on the Company's net income over the three years ended December 31, 2001 and on the Company's budgeted results of operations for 2002, management has determined that no deferred tax asset valuation allowance is necessary at December 31, 2001.

The deferred tax assets and liabilities include the following components:

	2001	2000
Net current deferred tax assets	**$ 480,000**	$ 484,000
Net long-term deferred tax liabilities	**(72,200)**	(159,000)
	$ 407,800	$ 325,000

The net operating loss carryovers for federal income tax purposes of approximately $1,560,000 at December 31, 2001 are available to reduce future taxable income as follows:

Expiration Date	**Amount of Unused Operating Loss Carryforwards**
2002	$ 585,000
2011	280,000
2017	577,000
2018	118,000
	$ 1,560,000

The reconciliation of the effective tax rate with the statutory federal income tax rate is as follows:

	2001	2000	1999
Statutory rate	**34%**	34%	32%
State income taxes, net of federal benefits	**4**	4	4
Effect of expiration of net operating loss carryforward	**28**	107	—
Realization of deferred tax asset valuation allowance	**(76)**	(159)	(80)
Other	**3**	(3)	11
	(7)%	(17)%	(33)%

11. Supplemental Cash Flow Information

In 2001, the Company financed the purchases of the assets of educational software companies through notes payable of $302,038.

In 2000, the Company financed the purchase of the assets of an educational software company through a notes payable of $291,012.

In 1999, the Company financed the purchase of equipment through a capital lease in the amount of $35,809.

Notes to Consolidated Financial Statements

12. Stock Option Plans

The Company's 1997 Incentive Stock Option Plan (the "1997 Plan") provides for granting to key employees of the Company or its subsidiaries options to purchase a maximum of 1,600,000 shares of the Company's common stock. The 1997 Plan provides for the granting of options which qualify as incentive stock options, within the meaning of Section 422 of the Internal Revenue Code. All options granted under the 1997 Plan must have an exercise price of not less than 100% of the fair market value of the common stock on the date of grant and a maximum term of ten years.

The Board of Directors of the Company may, in its sole discretion, amend, discontinue or terminate the 1997 Plan at any time, provided, however, that it may not, without stockholder approval, change the maximum number of shares for which options may be granted under the 1997 Plan.

The Company also has a non-qualified stock option plan (the "1987 Plan") which provides for granting to eligible employees, directors, consultants and contractors of the Company or its subsidiaries, options to purchase authorized but unissued or reacquired shares of the Company's common stock. The Board of Directors has full authority and discretion in fixing the purchase price of the stock subject to each option granted. The term of each option granted pursuant to the 1987 Plan shall not be more than five years from the date of grant.

The Company applies APB Opinion No. 25 and related interpretations in accounting for the stock option plans. Accordingly, no compensation cost has been recognized. If compensation cost had been determined based on the fair value at the grant dates for awards under the plans, consistent with the alternative method set forth under SFAS 123, the Company's net income and net income per common and equivalent share would have been affected. The pro forma amounts are indicated below:

	2001	2000	1999
Net Income Available To Common Stockholders			
As reported	$ 1,238,388	$ 1,317,530	$ 543,783
Pro forma	1,161,387	1,144,026	395,851
Earnings Per Common Share –Basic			
As reported	$ 0.07	$ 0.08	$ 0.03
Pro forma	0.07	0.07	0.02
Earnings Per Common Share –Diluted			
As reported	$ 0.07	$ 0.07	$ 0.03
Pro forma	0.07	0.06	0.02

The weighted-average fair value of options at date of grant for options granted during 2001, 2000 and 1999 was $0.552, $0.566 and $0.102 per option, respectively. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions.

	2001	2000	1999
Expected option life	2.9 years	3.1 years	5.0 years
Risk free interest rate	5.0%	6.0%	8.5%
Expected volatility	123.98%	107.27%	85.5%
Expected dividend yield	—	—	—

A summary of stock option activity for 2001, 2000 and 1999 is as follows:

	Number of Shares	Price Per Share	Weighted Average Exercise Price
Balance - January 1, 1999	1,430,000	$ 0.1275 - $ 0.165	$ 0.138
Granted	137,500	$ 0.18	$ 0.180
Exercised	(11,500)	$ 0.1275 - $ 0.18	$ 0.148
Forfeited/Expired	(108,500)	$ 0.1275 - $ 0.18	$ 0.164
Balance - December 31, 1999	1,447,500	$ 0.1275 - $ 0.18	$ 0.140
Granted	540,000	$ 0.56 - $ 0.62	$ 0.566
Exercised	(128,500)	$ 0.16 - $ 0.165	$ 0.165
Forfeited/Expired	(125,000)	$ 0.1275 - $ 0.56	$ 0.207
Balance - December 31, 2000	1,734,000	$ 0.1275 - $ 0.62	$ 0.266
Granted	753,900	$ 0.495 - $ 0.655	$ 0.552
Exercised	(85,680)	$ 0.1275 - $ 0.515	$ 0.177
Forfeited/Expired	(77,900)	$ 0.1275 - $ 0.56	$ 0.485
Balance - December 31, 2001	2,324,320	$ 0.1275 - $ 0.655	$ 0.354

The following table summarizes information about stock options outstanding at December 31, 2001:

Range of Exercise Prices	Number of Options Outstanding and Exercisable	Weighted Average Remaining Years of Contractual Life	Weighted Average Exercise Price
$ 0.1275 - $ 0.655	1,904,364	2.88	$ 0.354

13. Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding of 16,697,872 in 2001, 16,571,822 in 2000 and 16,522,821 in 1999.

Diluted earnings per share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding of 17,455,045 in 2001, 17,267,570 in 2000 and 16,839,689 in 1999.

The computation of basic and diluted earnings per common share is as follows:

	2001	2000	1999
Numerator for basic and diluted earnings per share - income available to common shareholders	**$ 1,238,388**	$ 1,317,530	$ 543,783
Denominator:			
Weighted average number of common shares used in basic EPS	**16,697,872**	16,571,822	16,522,821
Effect on dilutive securities: Common stock options	**757,173**	695,748	316,868
Weighted average number of common shares and dilutive potential common stock used in diluted EPS	**17,455,045**	17,267,570	16,839,689

For additional disclosures regarding stock options, see Note 12.

Notes to Consolidated Financial Statements

14. Commitments

Lease Commitments

The Company leases office and warehouse space under operating leases which expire at various dates through May 2005. Total rent expense under all operating leases was $196,238, $109,381 and $83,349 in 2001, 2000 and 1999, respectively.

The future minimum annual rentals under the remaining leases are as follows:

Year	Amount
2002	$ 229,750
2003	233,438
2004	205,987
2005	77,424
	$ 746,599

Royalty Agreements

The Company has agreements with various companies and individuals for licensing and author agreements. The terms of the agreements range from a one time minimum royalty payment to a percentage of sales. The Company has a royalty liability ranging from 3% to 20% on sales of selected products.

The future minimum annual guaranteed royalties payable under the agreements are as follows:

Year	Amount
2002	$ 66,000
2003	110,000
2004	110,000
	$ 286,000

15. Significant Customer and Suppliers

During 2001, 2000 and 1999, sales to a single customer approximated 10%, 11% and 18%, respectively, of total consolidated net sales. Accounts receivable from the customer amounted to approximately $71,000 and $42,000 at December 31, 2001 and 2000, respectively.

There were no significant suppliers for 2001, 2000 and 1999.

16. Summary of Quarterly Financial Information (Unaudited)

The following are unaudited comparative quarterly summaries of the consolidated results of operations of the Company for the years ended December 31, 2001 and 2000. The summaries were prepared using accounting principles generally accepted in the United States of America and, in the opinion of the Company's management, include all adjustments, consisting of normally recurring accruals, necessary for a fair presentation of the results of operations for the respective quarterly periods.

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Total	
	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount	Per Share
	(In Thousands Of Dollars, Except Per Share Amounts)									
2001										
Net Sales	$ 2,001		$ 2,418		$ 1,951		$ 1,910		$ 8,280	
Gross Profit	1,703		2,106		1,517		1,475		6,801	
Income (Loss) Before Credit For Income Taxes	477	$ 0.03	791	$ 0.05	19	$ —	(131)	$ (0.01)	1,156	$ 0.07
Net Income (Loss)	477	0.03	791	0.05	19	—	(49)	—	1,238	0.07
2000										
Net Sales	$ 1,007		$ 1,793		$ 1,492		$ 1,109		$ 5,401	
Gross Profit	874		1,578		1,237		816		4,505	
Income (Loss) Before Credit For Income Taxes	173	$ 0.01	862	$ 0.05	280	$ 0.02	(186)	$ (0.01)	1,129	$ 0.07
Net Income	173	0.01	862	0.05	280	0.02	3	—	1,318	0.08

17. Pro Forma Information (Unaudited)

The following pro forma consolidated information of the Company, for the years ended December 31, 2001 and 2000, gives effect to the acquisitions disclosed in Note 2 as if they were effective January 1, 2001 and 2000. The statement gives effect to the acquisitions under the purchase method of accounting.

The pro forma information may not be indicative of the results that would have actually occurred if the acquisitions had been effective on the dates indicated or of the results that may be obtained in the future. The pro forma information should be read in conjunction with the consolidated financial statements and notes thereto of the Company.

	Pro Forma December 31,	
(In thousands, except per share data)	**2001**	2000
Net operating revenue	**$ 8,280**	$ 7,206
Net income	**1,118**	1,178
Net income available to common stockholders	**1,118**	1,178
Earnings per common share - basic	**0.07**	0.07
Earnings per common share - diluted	**0.06**	0.06

Corporate Information

Board of Directors

Rebecca M. Braddock
Siboney Corporation
Saint Louis, Missouri

Alan G. Johnson
K-V Pharmaceutical Company
Saint Louis, Missouri

Ernest R. (Bodie) Marx
Siboney Corporation
Saint Louis, Missouri

Lewis B. Shepley
Consultant
Saint Louis, Missouri

Timothy J. Tegeler
Siboney Corporation
Saint Louis, Missouri

Officers

Timothy J. Tegeler
Chairman and Chief
Executive Officer
Siboney Corporation

Ernest R. (Bodie) Marx
President
Siboney Corporation and
Siboney Learning Group, Inc.

Rebecca M. Braddock
Vice President, Secretary
and Treasurer
Siboney Corporation

Corporate Offices

Siboney Corporation
325 N. Kirkwood Rd., Suite 300
P.O. Box 221029
Saint Louis, MO 63122
(314) 822-3163
(314) 822-3197 Fax
http://www.siboney.com

Siboney Learning Group, Inc.
325 N. Kirkwood Rd., Suite 200
Saint Louis, MO 63122
(314) 909-1670
(314) 984-8063 Fax
http://www.siboneylg.com
http://www.gamco.com
http://www.orchardsoftware.com
http://www.tssoftware.com
http://www.ea-software.com

Transfer Agent and Registrar

Registrar and Transfer Company
Attn: Investor Relations
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948

General Counsel

Thompson Coburn, LLP
Saint Louis, Missouri

Accountants

Rubin, Brown, Gornstein & Co. LLP
Saint Louis, Missouri

Availability of 10-K

A copy of the Company's 2001 Annual Report on Form 10-K filed with the Securities and Exchange Commission (including related financial statements and schedules but excluding exhibits) is available to stockholders, without charge, upon written request to the Company or from the Siboney Web page (www.siboney.com). This information can be found by searching the EDGAR database under Shareholder Services.